UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                              SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4)*


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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


CUSIP NO. 320654205             13G



1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The First National Bank of Berwick
     Trust Department


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   PENNSYLVANIA, USA


5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   84,075


6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   15,836


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   84,075

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   15,836


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   99,911


10.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES CERTAIN
     SHARES:


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9:   10.22%


12.  TYPE OF REPORTING PERSON:   BK




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


                    THE FIRST NATIONAL BANK OF BERWICK

                             TRUST DEPARTMENT

                               SCHEDULE 13G



ITEM 1(a)   Name of Issuer:

            First Keystone Corporation


ITEM 1(b)   Address of Issuer's Principal Executive Offices:

            111 West Front Street, Berwick, Pennsylvania 18603



ITEM 2(a)   Name of Person Filing:

            The First National Bank of Berwick - Trust
            Department, a wholly-owned subsidiary of the issuer


ITEM 2(b)   Address of Principal Business Office or, if none,
            Residence:

            111 West Front Street, Berwick, Pennsylvania 18603


ITEM 2(c)   Citizenship:

            National banking association organized under the laws of the United States of America


ITEM 2(d)   Title of Class of Securities:

            Common stock, par value $2.00 per share


ITEM 2(e)   CUSIP Number:

            320654205




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


ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
         OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      Broker or Dealer registered under Section 15
                  of the Act
         (b)  X   Bank as defined in section 3(a)(6) of the Act
         (c)      Insurance Company as defined in section
                  3(a)(19) of the Act
         (d)      Investment Company registered under section 8
                  of the Investment Company Act
         (e)      Investment Advisor registered under section
                  203 of the Investment Advisors Act of 1940
         (f)      Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see paragraph
                  240.13d-1(b)(1)(ii)(F)
         (g)      parent Holding Company, in accordance with
                  paragraph 240.13d-1(b)(ii)(G)
         (h)      Group, in accordance with paragraph
                  240.13d-1(b)(1)(ii)(H)



ITEM 4   OWNERSHIP  (As of December 31, 1997):

         If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned: 99,911 shares held in
              a fiduciary capacity
         (b)  Percent of Class:  10.22%
         (c)  Number of shares as to which such person has:
              (i)    sole power to vote or to direct the vote:
                     84,075
              (ii)   shared power to vote or to direct the vote:
                     15,836
              (iii)  sole power to dispose or to direct the
                     disposition of: 84,075
              (iv) shared power to dispose or to direct the disposition of: 15,836



ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Is this statement being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities?

         Not applicable.


ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON

         Not applicable.



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


ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE
         PARENT HOLDING COMPANY

         Not applicable.


ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP

         Not applicable.


ITEM 9   NOTICE OF DISSOLUTION OF GROUP

         Not applicable.



ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposes or effect.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1998



                                /s/ Leslie W. Bodle
                                Leslie W. Bodle
                                Vice President and Trust Officer




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